EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

        Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands).

	Year Ended December 31,					Six Months Ended June 30, 2012
(In Thousands)	2007	2008	2009	2010	2011
Earnings:
Income (loss) before income taxes	$(36,697)	$(62,021)	$(70,184)	$(111,377)	$(96,853)	$(37,065)
Add: Fixed charges	257	315	331	331	452	164
Less: Capitalized interest	—	—	—	—	—	—

Coverage Deficiency	$(36,440)	$(61,706)	$(69,853)	$(111,046)	$(96,401)	$(36,901)

Fixed Charges:
Interest expensed	$—	$—	$—	$—	$124	$—
Estimated interest portion of rent expense	257	315	331	331	328	164

Fixed charges	$257	$315	$331	$331	$452	$164

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)
The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of net loss before fixed charges. Fixed charges consist of estimated interest expense on outstanding lease liabilities and amortization of debt discount and accrual of interest on outstanding debt.